UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Doma Holdings, Inc.

(Name of the Issuer)

Doma Holdings, Inc.

RE Closing GP, LLC

Closing Parent Holdco, L.P.

RE Closing Buyer Corp.

RE Closing Merger Sub Inc.

Lennar Corporation

LEN FW Investor, LLC

LENX ST Investor, LLC

(Names of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

Warrants, 25 whole warrants exercisable for one share of common stock at an exercise price of $287.50 per share

(Title of Class of Securities)

Common Stock: 25703A 203

Warrants: 25703A112

(CUSIP Number of Class of Securities)

Maxwell Simkoff Chief Executive Officer and President Doma Holdings, Inc. 101 Mission Street, Suite 1050 San Francisco, CA 94105 (650) 419-3827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Alan Denenberg Davis Polk & Wardell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Tad Freese Tessa Bernhardt Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 (415) 391-0600	Rosalind Fahey Kruse Howard Block Willkie Farr & Gallagher LLP 787 7th Ave New York, NY 10019 (212) 728-8000	Shannon E. Sibold David P. Slotkin Morrison Foerster 300 Colorado Street Austin, TX 78701 (512) 617-0650

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with  the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Doma Holdings, Inc. (“Doma” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.0001 per share (the “Shares”) that is subject to the Rule 13e-3 transaction and the Company’s publicly traded warrants, the “Company Warrants”), (ii) RE Closing Buyer Corp., a Delaware corporation and wholly owned indirect subsidiary of TopCo (as defined below) (“Parent”), (iii) RE Closing Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) Closing Parent Holdco, L.P., a Cayman Islands exempted limited partnership, the indirect parent company of Parent (“TopCo”), (v) RE Closing GP, LLC, a Cayman Islands limited liability company, the sole general partner of Topco, (vi) Len FW Investor, LLC, a Delaware limited liability company, (vii) LENX ST Investor, LLC, a Delaware limited liability company and (viii) Lennar Corporation, a Delaware corporation.

On March 28, 2024, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and a proposal to adjourn the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of the holders of (i) at least a majority of the voting power of the outstanding Shares entitled to vote in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and (ii) at least a majority of the voting power of the outstanding Shares held by the Disinterested Stockholders, as defined in the preliminary Proxy Statement, in each case outstanding as of the close of business on the record date for the Special Meeting. A copy of the preliminary Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the preliminary Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Share outstanding immediately prior to the Effective Time of the Merger, other than as provided below, will be automatically converted into the right to receive $6.29 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following Shares will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) Shares held in treasury of the Company and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and that have not been voted in favor of the adoption of the Merger Agreement or consented thereto in writing and whose holders are entitled to demand and whose holders have properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL, and whose holders have not effectively withdrawn or lost their rights to appraisal with respect to such Shares. A copy of Section 262 of the DGCL is attached hereto as Exhibit (f) and is also included as Annex J to the preliminary Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Company Warrant that is outstanding immediately prior to the Effective Time of the Merger will automatically cease to represent a warrant to purchase Shares and become a warrant exercisable for Merger Consideration.

The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

Item 2. Subject Company Information

(a)         Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE TRANSACTIONS”

(b)         Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Voting”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Shares of Common Stock and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(c)         Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Shares of Common Stock and Dividends”

(d)         Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Shares of Common Stock and Dividends”

(e)         Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”

(f)         Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Common Stock”

Item 3. Identity and Background of Filing Person

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Doma Holdings, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE TRANSACTIONS”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES”

Item 4. Terms of the Transaction

(a)(1) Tender Offers. Not Applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Certain Unaudited Prospective Financial Information”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Lennar Investment”

“SPECIAL FACTORS—Doma Technologies Reorganization”

“SPECIAL FACTORS—Company Loan Agreement”

“SPECIAL FACTORS—Accounting Treatment”

“SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT”

Annex A – Agreement and Plan of Merger

Annex D – Debt Commitment Letter

Annex E – Fourth Amendment to The Loan and Security Agreement

Annex F – Fifth Amendment to The Loan and Security Agreement

Annex G – Topco Loan Agreement

Annex H – Subordination Agreement

Annex I – Sixth Amendment to Loan and Security Agreement

(c)         Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS —Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting and Support Agreement”

“SPECIAL FACTORS—Lennar Investment”

“SPECIAL FACTORS—Doma Technologies Reorganization”

“SPECIAL FACTORS—Company Loan Agreement”

“SPECIAL FACTORS—Topco Term Facility”

“THE MERGER AGREEMENT—Treatment of Company Equity Awards”

“THE MERGER AGREEMENT—Employee Matters”

“THE MERGER AGREEMENT—The Merger Consideration”

Annex A – Agreement and Plan of Merger

Annex B – Voting and Support Agreement

Annex D – Debt Commitment Letter

Annex E – Fourth Amendment to the Loan and Security Agreement

Annex F – Fifth Amendment to the Loan and Security Agreement

Annex G – Topco Loan Agreement

Annex H – Subordination Agreement

Annex I – Sixth Amendment to Loan and Security Agreement

(e)         Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Appraisal Rights”

“THE MERGER AGREEMENT—Dissenters’ or Appraisal Rights”

“THE SPECIAL MEETING—Appraisal Rights”

“THE MERGER (THE MERGER AGREEMENT PROPOSAL - PROPOSAL 1)—Appraisal Rights”

Annex A - Agreement and Plan of Merger

Annex J - Section 262 of the DGCL

(e)         Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Stockholders”

(f)         Eligibility for Listing or Trading. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)         Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Other Contacts, Transactions, Negotiations and Agreements with Parent Entities and Lennar Entities”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Common Stock”

Annex A - Agreement and Plan of Merger

(b)-(c)         Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting and Support Agreement”

“SPECIAL FACTORS—Lennar Investment”

“SPECIAL FACTORS—Doma Technologies Reorganization”

“SPECIAL FACTORS—Company Loan Agreement”

“SPECIAL FACTORS—Topco Term Facility”

“SPECIAL FACTORS—Other Contacts, Transactions, Negotiations and Agreements with Parent Entities and Lennar Entities”

“THE MERGER AGREEMENT”

Annex A – Agreement and Plan of Merger

Annex B – Voting and Support Agreement

Annex D – Debt Commitment Letter

Annex E – Fourth Amendment to the Loan and Security Agreement

Annex F – Fifth Amendment to the Loan and Security Agreement

Annex G – Topco Loan Agreement

Annex H – Subordination Agreement

Annex I – Sixth Amendment to Loan and Security Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS—Intent of the Parent Entities and Lennar Entities to Vote in Favor of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting and Support Agreement”

“SPECIAL FACTORS—Lennar Investment”

“SPECIAL FACTORS—Other Contacts, Transactions, Negotiations and Agreements with Parent Entities and Lennar Entities”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Common Stock”

Annex A - Agreement and Plan of Merger

Annex B - Voting and Support Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK AND COMPANY WARRANTS”

Annex A - Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS—Intent of the Parent Entities and Lennar Entities to Vote in Favor of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting and Support Agreement”

“SPECIAL FACTORS—Lennar Investment”

“SPECIAL FACTORS—Doma Technologies Reorganization”

“SPECIAL FACTORS—Company Loan Agreement”

“SPECIAL FACTORS—Topco Term Facility”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK AND COMPANY WARRANTS”

Annex A – Agreement and Plan of Merger

Annex B – Voting and Support Agreement

Annex D – Debt Commitment Letter

Annex E – Fourth Amendment to the Loan and Security Agreement

Annex F – Fifth Amendment to the Loan and Security Agreement

Annex G – Topco Loan Agreement

Annex H – Subordination Agreement

Annex I – Sixth Amendment to Loan and Security Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a)         Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(b)         Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

(c)         Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

Annex C - Opinion of Houlihan Lokey

(d)         Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Certain Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Accounting Treatment”

“SPECIAL FACTORS—Payment of Merger Consideration”

“THE SPECIAL MEETING—Appraisal Rights”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—The Merger Consideration”

“THE MERGER AGREEMENT—Impact of Stock Splits, Etc.”

“THE MERGER AGREEMENT—Treatment of Company Equity Awards”

“THE MERGER AGREEMENT—Exchange Procedures and Payment Procedures”

“THE MERGER AGREEMENT—Withholding”

“THE MERGER AGREEMENT—Dissenters’ or Appraisal Rights”

“THE MERGER AGREEMENT—Organizational Documents, Directors and Officers of the Surviving Corporation”

“THE MERGER AGREEMENT—Delisting”

“THE MERGER AGREEMENT—Employee Matters”

“THE MERGER AGREEMENT—Indemnification; Directors’ and Officers’ Insurance”

“DELISTING AND DEREGISTRATION OF COMMON STOCK AND COMPANY WARRANTS”

Annex A – Agreement and Plan of Merger

Annex J – Section 262 of the DGCL

Item 8. Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

Annex C - Opinion of Houlihan Lokey

The discussion materials, prepared by Houlihan Lokey Capital, Inc., and reviewed by the Special Committee or the Company Board, as applicable (each as defined in the Proxy Statement), are attached hereto as Exhibits (c)(ii)-(c)(xvii) hereto, and are incorporated by reference herein.

(c)         Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT—Company Stockholder Approval”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Voting”

Annex A - Agreement and Plan of Merger

(d)         Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

(e)         Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING—Recommendation of the Company Board”

(f)         Other Offers.

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“THE MERGER AGREEMENT—No Solicitation by the Company”

Annex A – Agreement and Plan of Merger

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex C – Opinion of Houlihan Lokey

The discussion materials, prepared by Houlihan Lokey Capital, Inc., and reviewed by the Special Committee or the Company Board, as applicable (each as defined in the Proxy Statement), are attached hereto as Exhibits (c)(ii)-(c)(xvii) hereto, and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or representative who has been designated in writing, and copies may be obtained by requesting them in writing from the Company at the email address provided under the caption “Where You Can Find More Information” in the Proxy Statement, which is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Lennar Investment”

“SPECIAL FACTORS—Company Loan Agreement”

“SPECIAL FACTORS—Topco Term Facility”

“THE MERGER AGREEMENT—Closing of the Merger”

“THE MERGER AGREEMENT—Effective Time of the Merger”

“THE MERGER AGREEMENT—Covenants Related to the Company’s Conduct of Business”

“THE MERGER AGREEMENT—Financing Cooperation”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

Annex A – Agreement and Plan of Merger

Annex D – Debt Commitment Letter

Annex E – Fourth Amendment to the Loan and Security Agreement

Annex F – Fifth Amendment to the Loan and Security Agreement

Annex G – Topco Loan Agreement

Annex H – Subordination Agreement

Annex I – Sixth Amendment to Loan and Security Agreement

(c)         Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees”

“THE MERGER AGREEMENT—Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 11. Interest in Securities of the Subject Company

(a)         Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Voting and Support Agreement”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

Annex B – Voting and Support Agreement

(b)         Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Voting and Support Agreement”

“THE MERGER AGREEMENT”

“SPECIAL FACTORS—Lennar Investment”

“SPECIAL FACTORS—Doma Technologies Reorganization”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Common Stock”

Annex A – Agreement and Plan of Merger

Annex B – Voting and Support Agreement

Item 12. The Solicitation or Recommendation

(d)         Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS—Intent of the Parent Entities and Lennar Entities to Vote in Favor of the Merger”

“SPECIAL FACTORS—Voting and Support Agreement”

“THE SPECIAL MEETING—Voting Intentions of the Company’s Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of The Company”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

Annex B - Voting and Support Agreement

(e)         Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Lennar Entities as to the Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Lennar Entities for the Merger”

“SPECIAL FACTORS—Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS—Intent of the Parent Entities and Lennar Entities to Vote in Favor of the Merger”

“THE SPECIAL MEETING—Voting Intentions of the Company’s Directors and Executive Officers”

Item 13. Financial Statements

(a)         Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex K - Annual Report on Form 10-K For the Fiscal Year Ended December 31, 2023

Annex L - Quarterly Report on Form 10-Q For the Three Months Ended March 31, 2024

(b)         Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)         Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”

(b)         Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information

(b)         Not Applicable.

(c)         Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Preliminary Proxy Statement of Doma Holdings, Inc. (included in the Schedule 14A filed on June 27, 2024, and incorporated herein by reference) (the “Preliminary Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(5)(i)	Press Release, dated March 28, 2024 (incorporated by reference to Exhibit 99.1 to Doma Holdings, Inc.’s Form 8-K (filed March 29, 2024) (File No. 001-39754)).
(b)(i)	Commitment Letter, dated as of March 28, 2024, between RE Closing Buyer Corp. and the lenders and arrangers party thereto (included as Annex D to the Preliminary Proxy Statement, and incorporated herein by reference).
(b)(ii)

Agreement and Fourth Amendment to Loan and Security Agreement, dated March 28, 2024, by and among by States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto and Hudson Structured Capital Management Ltd. (included as Annex E to the Preliminary Proxy Statement, and incorporated herein by reference).

(b)(iii)

Agreement and Fifth Amendment to Loan and Security Agreement, dated March 28, 2024, by and among by States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto, Hudson Structured Capital Management Ltd. and RE Closing Buyer Corp. (included as Annex F to the Preliminary Proxy Statement, and incorporated herein by reference).

(b)(iv)

Senior Loan and Security Agreement, dated April 30, 2024, by and among States Title Holding, Inc., the Guarantors party thereto, the Lenders party thereto and Alter Domus (US) LLC (included as Annex G to the Preliminary Proxy Statement, and incorporated herein by reference)

(b)(v)

Intercreditor and Subordination Agreement, dated as of April 30, 2024, between Alter Domus (US) LLC, as senior agent, and Hudson Structured Capital Management Ltd., as subordinated agent (included as Annex H to the Preliminary Proxy Statement, and incorporated herein by reference).

(b)(vi)

Sixth Amendment to Loan and Security Agreement, dated as of April 30, 2024, by and among by States Title Holding, Inc., certain subsidiaries of States Title Holding, Inc., as guarantors, the lenders from time to time party thereto, and Hudson Structured Capital Management Ltd., as administrative agent for the lenders and collateral agent (included as Annex I to the Preliminary Proxy Statement, and incorporated herein by reference).

(c)(i)	Opinion of Houlihan Lokey Capital, Inc. dated March 28, 2024 (included as Annex C to the Preliminary Proxy Statement, and incorporated herein by reference).
(c)(ii)†*	Discussion materials, dated December 2023 (reviewed with the Special Committee on December 19, 2023), provided to the Special Committee.
(c)(iii)†*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 4, 2024), provided to the Special Committee.
(c)(iv)*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 18, 2024), provided to the Special Committee.
(c)(v)*	Discussion materials, dated January 2024 (reviewed with the Special Committee on January 26, 2024), provided to the Special Committee.
(c)(vi)*	Discussion materials, dated January 2024 (sent to the Special Committee on January 31, 2024), provided to the Special Committee.
(c)(vii)†*	Discussion materials, dated March 10, 2024, provided to the Special Committee.
(c)(viii)†*	Additional discussion materials, dated March 10, 2024, provided to the Special Committee, provided to the Special Committee.

Exhibit No.	Description
(c)(ix)†*	Discussion materials, dated March 12, 2024, provided to the Special Committee.
(c)(x)†*	Additional discussion materials, dated March 12, 2024, provided to the Special Committee.
(c)(xi)†*	Discussion materials, dated March 28, 2024, provided to the Special Committee.
(c)(xii)*	Additional discussion materials, dated March 28, 2024, provided to the Special Committee.
(c)(xiii)†*	Discussion materials, dated November 2023 (reviewed with the Company Board on November 21, 2023), provided to the Company Board.
(c)(xiv)†*	Discussion materials, dated March 10, 2024, provided to the Company Board.
(c)(xv)†*	Discussion materials, dated March 12, 2024, provided to the Company Board.
(c)(xvi)†*	Discussion materials, dated March 19, 2024, provided to the Company Board.
(c)(xvii)*	Discussion materials, dated March 28, 2024, provided to the Company Board.
(d)(i)

Agreement and Plan of Merger, dated March 28, 2024 by and among Doma Holdings, Inc., RE Closing Buyer Corp. and RE Closing Merger Sub Inc. (included as Annex A to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(ii)

Voting and Support Agreement, dated as of March 28, 2024, by and among Doma Holdings, Inc., RE Closing Buyer Corp., Len FW Investor, LLC and LENX ST Investor, LLC (included as Annex B to the Preliminary Proxy Statement, and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex J to the Preliminary Proxy Statement, and incorporated herein by reference).
107*	Filing Fee Table.

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

*Previously filed with the Schedule 13E-3 filed with the SEC on May 22, 2024

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMA HOLDINGS, INC.
By:	/s/ Maxwell Simkoff
	Name:	Maxwell Simkoff
	Title:	Chief Executive Officer

Date: June 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING GP, LLC

By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	Manager

Date: June 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLOSING PARENT HOLDCO, L.P. By: RE Closing GP, LLC, its general partner

By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	Manager

Date: June 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING BUYER CORP.
By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	President and Chief Executive Officer

Date: June 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RE CLOSING MERGER SUB INC.
By:	/s/ Matthew S. Kabaker
	Name:	Matthew S. Kabaker
	Title:	President and Chief Executive Officer

Date: June 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENNAR CORPORATION
By:	/s/ Jon Jaffe
	Name:	Jon Jaffe
	Title:	Co-CEO + President

Date: June 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEN FW INVESTOR, LLC
By:	/s/ Eric Feder
	Name:	Eric Feder
	Title:	President

Date: June 27, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENX ST INVESTOR, LLC
By:	/s/ Eric Feder
	Name:	Eric Feder
	Title:	President

Date: June 27, 2024